245 Summer Street

Fidelity® Investments

Boston, MA 02210

August 16, 2024

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Advisor Series II (the trust): File Nos. 033-06516 and 811-04707 Fidelity Advisor Limited Term Bond Fund (the fund(s)) Post-Effective Amendment Nos. 171 & 173___

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment Nos. 171 & 173 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 472 under the 33 Act, each fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

This filing incorporates changes for the removal of “investment-grade” from name test policy and addition of a principal strategy allowing the fund to invest up to 20% of assets in lower-quality debt securities. This filing also serves to make other non-material changes.

 Pursuant to Rule 485(a), the trust elects an effective date of October 30, 2024. We request your comments by September 25, 2024. Please note that certain charts and tabular information will be included in the applicable Prospectus(es) and Statement(s) of Additional Information in a subsequent amendment to the trust’s Registration Statement.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller
Renée Fuller
Shareholder Reporting